By Electronic Submission

August 13, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Stephen Krikorian, Accounting Branch Chief

Juan Migone, Accounting Examiner

Re:	Juniper Networks, Inc.

Form 10-K for the fiscal year ended December 31, 2014

Filed February 20, 2015

File No. 001-34501

Ladies and Gentlemen:

This letter is in response to the comments set forth in the letter (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Rami Rahim, Chief Executive Officer of Juniper Networks, Inc. (the “Company,” “Juniper,” “our” or “we”), dated July 16, 2015, regarding Juniper’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “Form 10-K”).

For ease of reference, we have repeated the Staff’s comments in bold, italic text, and the headings and numbered responses in this letter correspond to the headings and numbered comments contained in the Comment Letter.

Note 7. Goodwill and Purchased Intangible Assets, page 84

1.	We note that the fair value of your Security reporting unit did not exceed its carrying value and, as such, your Security reporting unit’s goodwill was impaired. In this regard, please tell us the amount of goodwill that remains allocated to the security reporting unit, if any. To the extent that material amounts of goodwill remain allocated to the reporting unit, your disclosures should be revised to discuss the following:

•	The percentage by which the carrying amount of the reporting unit exceeded its fair value.

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•	Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible, such as whether or not the valuation model assumes recovery from a business downturn within a defined period of time; and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

As of November 1, 2014, the date we most recently performed our annual goodwill impairment test pursuant to Accounting Standards Codification (“ASC”) 350-20-35, Intangibles—Goodwill and Other, the fair value of our Security reporting unit did not exceed its carrying value, and, as such, our Security reporting unit’s goodwill was impaired. Prior to the impairment, the carrying value of the Security reporting unit exceeded its fair value by $253 million, or 13%. Following the $850 million goodwill impairment charge, the fair value of the Security reporting unit exceeded its carrying value by $597 million, or 32%. As of December 31, 2014, the amount of goodwill that remains allocated to the Security reporting unit is $1,127 million.

In preparation of our Form 10-K for the year ended December 31, 2014, we determined the fair value of our Security reporting unit to significantly exceed its carrying value (after the goodwill impairment charge), and as a result, did not consider our Security reporting unit’s goodwill to be at risk of further near-term impairments. We respectfully advise the Staff that we believe that the disclosures set forth in the Form 10-K were responsive to the significance of the impairment charge recorded in the fourth quarter of 2014 and inherent sensitivities and uncertainties within our valuation model, and in particular, we note the following:

•	Description of the methods and key assumptions used and how the key assumptions were determined.

On page 38 of the Form 10-K, under the heading Critical Accounting Policies and Estimates in Management’s Discussion & Analysis, we disclosed that the fair value of each of our reporting units is determined using both the income and market valuation approaches, and we further disclosed the following:

“Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. Cash flow projections are based on management’s estimates of revenue growth rates and operating margins, taking into consideration industry and market conditions. The discount rate used is based on the weighted-average cost of capital adjusted for the relevant risk associated with business-specific characteristics and the uncertainty related to the business’s ability to execute on the projected cash flows.”

“Under the market approach, we estimate the fair value based on market multiples of revenue and earnings derived from comparable publicly-traded companies with similar operating and investment characteristics as the reporting units, and then apply a control premium which is determined by considering control premiums offered as part of the acquisitions that have occurred in market segments that are comparable with our reporting units.”

“Assumptions used in measuring the value of these assets and liabilities included the discount rates, customer renewal rates, and technology obsolescence rates used in valuing the intangible assets, and pricing of comparable transactions in the market in valuing the tangible assets.”

Consistent disclosures were also made on page 84 of the Form 10-K, Note 7, Goodwill and Purchased Intangible Assets.

•	Discussion of the degree of uncertainty associated with the key assumptions.

On page 38 of the Form 10-K, under the heading Critical Accounting Policies and Estimates in Management’s Discussion & Analysis, we disclosed the following:

“Determining the fair value of a reporting unit is highly judgmental in nature and involves the use of significant estimates and assumptions. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results related to assumed variables could differ from these estimates.”

We further advise the Staff that our valuation model did not assume a short-term recovery and we will disclose this, as applicable, in future filings.

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

On page 23 of the Form 10-K, under the Risk Factors section, we disclosed the following:

“Our goodwill impairment analysis is sensitive to changes in key assumptions used in our analysis, such as expected future cash flows, the degree of volatility in equity and debt markets, and our stock price. If the assumptions used in our analysis are not realized, it is possible that an impairment charge may need to be recorded in the future.”

We respectfully advise the Staff that in future filings, to the extent we determine any of our reporting units have fair values that are not substantially in excess of their respective carrying values, we will disclose: (i) the percentage by which the fair values of such reporting units exceed the carrying values as of the date of the most recent goodwill impairment test, and (ii) whether or not the valuation model assumes recovery from a business downturn within a defined period of time. In addition, we will continue to disclose information about the methods and key assumptions used to estimate fair value, how the key assumptions were determined, events and circumstances that could reasonably affect our key assumptions and the degree of uncertainty associated with such key assumptions.

2.	We note that you impaired your goodwill as a result of rationalizing your Security product portfolio to develop a new product roadmap and exiting certain point products, including the divestiture of Junos Pulse. While your disclosures on page 39 indicate that you began to implement a new Security strategy focused on network resiliency and performance based on the SRX platform in the fourth quarter, we note that the divestiture of Junos Pulse was consummated in the second quarter. In this regard, tell us what consideration you gave to whether or not the divestiture of Junos Pulse was a triggering event that required performing interim impairment analysis of your security reporting unit’s goodwill. For guidance, refer to both ASC 350-20-35-30 and 35-31.

Response:

On July 22, 2014, our third quarter, we reached a definitive agreement to sell our Junos Pulse product portfolio subject to various closing conditions. In addition, the assets held for sale criteria per ASC 360-10-45-9 was met and we classified the Junos Pulse disposal group as assets held for sale in our third quarter Form 10-Q. On October 1, 2014, our fourth quarter, we consummated the sale of our Junos Pulse product portfolio, as disclosed in our Form 10-K.

As a result of our decision to sell Junos Pulse in the third quarter of 2014, we considered whether or not the divestiture of Junos Pulse was a triggering event that required an interim impairment analysis of our Security reporting unit’s goodwill, and assessed the Security reporting unit’s goodwill for impairment indicators in accordance with ASC 350-20-35-30. Our assessment in the third quarter considered various qualitative factors to determine whether it was more likely than not that the fair value of the retained Security reporting unit was less than its carrying value, as follows:

•	The fair value of the Security reporting unit exceeded its carrying value by 24% as of January 1, 2014, the date of our most recent quantitative impairment test.

•	Security product revenue was $121 million for the third quarter of 2014, down 16% year over year, but up 9% versus the previous quarter. The decline year over year was primarily a result of a decline in our legacy security products (Screen OS and other legacy products). Our current generation products (SRX platform and related security software) were down 6% year over year and up 11% sequentially, mainly as a result of increased demand from our Service Provider customers. Our SRX products comprised a majority of the Security product revenue and were expected to drive future growth for the Security reporting unit. As a result, we did not expect a significant change in the revenue growth rate from our previous revenue forecast included in the January 1, 2014 impairment test.

•	Our forecasted Security operating expense was expected to decrease due to the Company’s cost reduction initiatives implemented throughout 2014. As a result, our forecasted Security operating margin was favorable compared with the operating margin included in the January 1, 2014 impairment test.

•	As of the third quarter of 2014, no significant strategic shifts in Security products were expected for future periods.

•	We did not identify any significant declines in the networking security macro-economic environment from the date of the previous impairment assessment on January 1, 2014.

The combination of these factors led management to conclude that it was not more likely than not that an impairment had been triggered as a result of the decision to divest the Junos Pulse product portfolio.

In the fourth quarter of 2014, we performed our annual goodwill impairment test and noted that the carrying value exceeded the fair value of the Security reporting unit by $253 million, or 13% due to the following reasons:

•	Security product revenue was $97 million for the fourth quarter of 2014, a decrease of 28% year over year and 9% versus the previous quarter, after normalizing for the sale of Junos Pulse. The year over year and sequential decreases were due to a decline in the SRX platform, as well as the continued decline from legacy security products.

•	During Q4’14, the Company appointed a new Chief Executive Officer and began to implement a new Security strategy focused on network resiliency and performance based on building integrated solutions using our next generation SRX platform. As a result, the Company rationalized its Security product portfolio, including developing a new product roadmap and exiting certain point products. These activities resulted in a significant revision to the Company’s revenue and profit forecasts for the Security reporting unit. Accordingly, we lowered our short-term and near-term revenue growth rate, which resulted in a significant decrease to the revenue and profitability forecasts of the Security reporting unit used in the valuation model.

Purchased intangible assets, page 85

3.	Based on the table provided on this page, we note that you recognized $52.7 million of impairment and other charges with regard to your intangible assets. In this regard, we note that $20.0 million of intangible assets were impaired due to no longer being utilized, as part of your restructuring. However, please tell us the underlying reason for the impairment of the other $32.7 million in intangible assets as well as the reporting unit to which those intangible assets were allocated. Refer to ASC 350-30-50-3.

Response:

Pursuant to ASC 350-30-50-2, we disclosed, on page 85 of the Form 10-K, Note 7, Goodwill and Purchased Intangible Assets, intangible assets subject to amortization, including the gross carrying amount and accumulated amortization as of December 31, 2014, and the aggregate amortization expense for the year ended December 31, 2014. In addition, for further clarity, we also disclosed the accumulated impairments and other charges as of December 31, 2014 in addition to the impairment and other charges for the year ended December 31, 2014.

As of December 31, 2014, accumulated impairments of the intangible assets were $52.7 million, which included impairment expense for the year ended December 31, 2014 of $20.0 million, as referenced on page 85 of the Form 10-K, Note 7, Goodwill and Purchased Intangible Assets. We further considered the guidance in ASC 350-30-50-3, and made disclosures related to the $20.0 million of intangible assets impaired in the year ended December 31, 2014.

The Company advises the Staff that the impairments of $32.7 million referenced on page 85 of the Form 10-K, Note 7, Goodwill and Purchased Intangible Assets, are cumulative and relate to intangible assets impaired in fiscal years 2001 through 2012. To the extent that such intangible assets impaired in prior years required disclosure as to the underlying reason for the applicable impairment, we respectfully advise the Staff that the underlying reasons for the impairments as well as the reporting units to which such intangible assets were allocated were disclosed in prior Annual Reports on Form 10-K filings made by the Company.

We advise the Staff that we will prospectively revise the description of the “Impairments and Other Charges” column in the “Purchased Intangible Assets” table in Note 7 of the Form 10-K to “Accumulated Impairments and Other Charges” in our future periodic filings.

Note 8. Other Financial Information

Other Income (Expense), Net, page 88

4.	Based on your disclosures in Note 17 to the financial statements included in your Form 10-Q for the quarterly period ended June 30, 2014, we note that you allocated goodwill to the sale of Junos Pulse and consider it a business. Since you considered the transaction to be a sale of a business, tell us what consideration you gave to accounting for this transaction as discontinued operations in accordance with ASC 205-20-15-2.

Response:

For the Staff’s convenience, for the year ended December 31, 2014, Junos Pulse revenue was less than 3% of Juniper’s net revenue. In preparation of our Form 10-K, we considered whether the sale of Junos Pulse should be classified as a discontinued operation in accordance with ASC 205-20-15-2.

In assessing whether the sale of Junos Pulse qualified for discontinued operations reporting, we considered the guidance set forth in ASC 205-20-15-2, which makes reference to the definition of a component. As noted in ASC 205-20-15-2, “A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.”

We respectfully advise the Staff that Junos Pulse was a product portfolio within the Security reporting unit and our reporting units represent the lowest level at which the operations and cash flows are largely independent from the rest of the entity.

The operations and cash flows of Junos Pulse were largely dependent on shared research and development, sales and marketing, go-to-market, and administrative resources. Therefore, we determined Junos Pulse did not represent a group that on its own had operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, and, as a result, we concluded that Junos Pulse was not a component of the Company and did not qualify for discontinued operations reporting under ASC 205-20-15-2.

Acknowledgements

In connection with our response, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information regarding this matter, please contact me at (408) 936-8085.

Very truly yours,

Juniper Networks, Inc.

/s/ Terry Spidell
Terry Spidell Vice President, Controller and Chief Accounting Officer

cc:	Rami Rahim, Chief Executive Officer
Robyn Denholm, Chief Financial and Operations Officer
Mitchell Gaynor, Executive Vice President and General Counsel
Matthew Taggart, Partner of Ernst & Young LLP